FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.

REPORTING ISSUER

MAG SILVER CORP.

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change: January 25, 2006

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated January 25, 2006

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Vancouver, B.C…. MAG Silver Corporation (TSXV: MAG) and Industrias Peñoles S.A. de C.V. announce that on January 24, 2006 Industrias Peñoles elected to exercise their obligation to invest an additional US$500,000 through its purchase of 245,716 shares of MAG Silver Corp in advance of the required timing under the terms of their Juanicipio joint venture agreement.

ITEM 5.

Full Description of Material Change

See the news release dated January 25, 2006.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)   N/A

ITEM 7.

OMITTED INFORMATION  N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 30th day of January, 2006.

MAG Silver Corp.

“Dan MacInnis”

Dan MacInnis, President & CEO

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5